Exhibit 99.1

ICON Reports Fourth Quarter and Full Year 2019 Results

Highlights

  Net business wins in the quarter of $930 million; a book to bill of 1.28. Full year net business wins of $3.6 billion, a net book to bill of 1.30.
  Record closing backlog of $8.6 billion, an increase of 11.4% year on year.

  Quarter 4 reported revenue of $725.4 million representing a 6.8% year on year increase or 7.5% on a constant currency basis.  Full year reported revenue of $2,806 million representing an 8.1% year on year increase or 9.6% on a constant currency basis.

  Adjusted earnings per share attributable to the Group for the quarter of $1.83, an increase of 12.8% over Quarter 4 2018. Full Year adjusted earnings per share attributable to the Group of $6.88, a 13.0% increase over prior year*.
  In January 2020, ICON acquired MedPass International, a leading medical device CRO and consultancy practice in Europe.
  2020 outlook reaffirmed with revenue guidance in the range of $2,972 - $3,092 million and earnings per share guidance in the range of $7.55 – $7.85 a year over year increase of 9.7% - 14.1%.

DUBLIN--(BUSINESS WIRE)--February 19, 2020--ICONplc (NASDAQ: ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the fourth quarter and full year ended December 31, 2019.

CEO Dr. Steve Cutler commented, “During 2019 the combination of a positive market environment and our differentiated Patient, Site and Data strategy resulted in another record year for ICON. Our strong business development performance across our core service areas generated net business bookings of over $3.6 billion and we consequently grew our backlog by 11.4%. This resulted in constant currency revenue growth of nearly 10% to over $2.8 billion and a robust trailing twelve month book to bill of 1.3x. In addition, supported by the efficiencies of our industry leading global support infrastructure, we grew our earnings per share by 13% year over year to $6.88.

Today we are delighted to announce the acquisition of MedPass International, our fourth strategic acquisition within 12 months. MedPass International, a leading medical device CRO and consultancy practice, will add scale to our existing Medical Device and Diagnostic Research operations in Europe as well as adding new medical device regulatory and clinical capabilities, including noted expertise in complex class 3 medical devices, interventional cardiology and structural heart devices. The combined offering of both organisations will enable ICON to aggressively build share in the growing market for global medical device and diagnostic services.

As we look forward, we expect 2020 to be another year of solid revenue and earnings growth and we reaffirm our outlook with revenue guidance in the range of $2,972 - $3,092 million and earnings per share guidance in the range of $7.55 - $7.85, a year over year increase of 9.7% - 14.1%”

Fourth Quarter 2019 Results

Gross business wins in the fourth quarter were $1.1 billion and cancellations were $164 million. This resulted in net business wins of $930 million and a book to bill of 1.28.

Reported revenue for Quarter 4 was $725.4 million. This represents a year on year increase of 6.8% or 7.5% on a constant currency basis.

Reported income from operations in the quarter was $115.3 million or 15.9% of revenue compared to $101.8 million or 15.0% of revenue for Q4 2018. This represents a year on year increase of 13.3%.

Reported net income attributable to the Group for the quarter was $99.0 million or 13.6% of revenue compared with $88.2 million or 13.0% of revenue in Q4 2018. This represents year on year growth of 12.3%.

Adjusted earnings per share attributable to the Group on a diluted basis was $1.83, compared to $1.62 per share for Q4 2018. This represents a year on year increase of 12.8%.

On a comparative basis, non-GAAP days sales outstanding were 54 days at December 31, 2019, compared with 56 days at the end of September 2019.

Cash generated from operating activities for the quarter was $134.4 million. During the quarter, the Group made a payment in respect of the MeDiNova Research acquisition of $14.8 million, capital expenditure was $18.7 million and $5.4 million worth of stock was repurchased at an average price of $152.66. As a result, at December 31, 2019, the company had net cash of $220.3 million, compared to net cash of $121.7 million at September 30, 2019 and net cash of $106.5 million at the end of December 2018.

Full Year 2019 Results

Full year gross business wins were $4.3 billion and cancellations were $603 million. This resulted in net business wins of $3.6 billion and a book to bill of 1.30.

Full year reported revenue was $2,806 million. This represents a year on year increase of 8.1% or 9.6% on a constant currency basis.

Full year reported income from operations was $433.4 million or 15.4% of revenue compared to $385.8 million or 14.9% of revenue for the equivalent prior year period*. This represents a year on year increase of 12.3%.

Full year reported net income attributable to the Group was $374.0 million or 13.3% of revenue compared with $333.7 million or 12.9% of revenue for the equivalent prior year period*. This represents year on year growth of 12.1%.

Adjusted earnings per share attributable to the Group on a diluted basis was $6.88, compared to $6.09 per share for the equivalent prior year period*. This represents a year on year increase of 13.0%.

Cash generated from operating activities for the year was $412.5 million. During the year, $119.6 million was spent on acquisitions (net of cash acquired), $50.6 million on capital expenditure and $146.9 million worth of stock was repurchased at an average price of $141.95.

*before non-recurring charges.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

Adjusted earnings per share attributable to the Group (Non-GAAP) has been computed by dividing net income attributable to the Group by the weighted average number of shares outstanding. GAAP earnings per share attributable to the Group has been computed by dividing net income attributable to the Group plus a GAAP charge associated with non-controlling interest in MeDiNova Research (“MeDiNova”) by the weighted average number of shares outstanding. ICON purchased a majority shareholding in MeDiNova on 23 May 2019 and has a right to acquire the remaining share in the company during 2020. The vendors also have a right to sell the remaining shares exclusively to ICON during 2020.

ICON will hold its fourth quarter conference call tomorrow, February 20th, 2020 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON employed approximately 14,650 employees in 97 locations in 40 countries as at December 31, 2019. Further information is available at www.iconplc.com.

Source: ICON plc
Contact: Investor Relations +1888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Jonathan Curtain Vice President Corporate Finance and Investor Relations +353 1 291 2000
All at ICON.

ICON plc

Condensed Consolidated Statements of Operations

(Non-GAAP)

Three and Twelve Months ended December 31, 2019 and December 31, 2018

(Dollars, in thousands, except share and per share data)

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December	December	December	December
	31, 2019	31, 2018	31, 2019	31, 2018
Revenue	725,409	679,025	2,805,839	2,595,777

Costs and expenses:
Direct costs	(508,191)	(479,206)	(1,974,135)	(1,818,220)
Selling, general and administrative expense	(86,184)	(83,124)	(336,748)	(325,794)
Depreciation and amortization	(15,708)	(14,910)	(61,550)	(65,916)

Total costs and expenses	(610,083)	(577,240)	(2,372,433)	(2,209,930)

Income from operations	115,326	101,785	433,406	385,847

Net interest expense	(1,848)	(1,599)	(6,417)	(8,743)

Income before provision for income taxes	113,478	100,186	426,989	377,104

Provision for income taxes	(13,617)	(12,023)	(51,133)	(43,411)

Net income	99,861	88,163	375,856	333,693

Net income attributable to non-controlling interest	(854)	-	(1,870)	-

Net income attributable to the Group	99,007	88,163	373,986	333,693

Adjusted net income per Ordinary Share attributable to the Group:

Adjusted basic (non-GAAP)	$1.85	$1.63	$6.94	$6.17

Adjusted diluted (non-GAAP)	$1.83	$1.62	$6.88	$6.09

Weighted average number of Ordinary Shares outstanding:

Basic	53,630,331	54,071,137	53,859,537	54,118,764

Diluted	54,219,975	54,475,302	54,333,461	54,790,663

ICON plc

Condensed Consolidated Statements of Operations

(US GAAP)

Three and Twelve Months ended December 31, 2019 and December 31, 2018

(Dollars, in thousands, except share and per share data)

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December	December	December	December
	31, 2019	31, 2018	31, 2019	31, 2018
Revenue	725,409	679,025	2,805,839	2,595,777

Costs and expenses:
Direct costs	(508,191)	(479,206)	(1,974,135)	(1,818,220)
Selling, general and administrative expense	(86,184)	(83,124)	(336,748)	(325,794)
Depreciation and amortization	(15,708)	(14,910)	(61,550)	(65,916)
Restructuring costs	-	-	-	(12,490)

Total costs and expenses	(610,083)	(577,240)	(2,372,433)	(2,222,420)

Income from operations	115,326	101,785	433,406	373,357

Net interest expense	(1,848)	(1,599)	(6,417)	(8,743)

Income before provision for income taxes	113,478	100,186	426,989	364,614

Provision for income taxes	(13,617)	(12,023)	(51,133)	(41,958)

Net income	99,861	88,163	375,856	322,656

Net income attributable to non-controlling interest	(854)	-	(1,870)	-

Net income attributable to the Group	99,007	88,163	373,986	322,656

Net income per Ordinary Share attributable to the Group:

Basic	$1.78	$1.63	$6.85	$5.96

Diluted	$1.76	$1.62	$6.79	$5.89

Weighted average number of Ordinary Shares outstanding:

Basic	53,630,331	54,071,137	53,859,537	54,118,764

Diluted	54,219,975	54,475,302	54,333,461	54,790,663

ICON plc
Summary Consolidated Balance Sheet Data
December 31, 2019 and December 31, 2018
(Dollars, in thousands)

	December 31,	December 31,
	2019	2018
	(Unaudited)	(Audited)

Cash and short-term investments	569,937	455,761
Debt	(349,640)	(349,264)
Net cash/(debt)	220,297	106,497

Net Accounts Receivable	583,489	503,249

Working Capital	493,728	719,560

Total Assets	2,907,512	2,354,255

Shareholder's Equity	1,618,055	1,354,281

ICON/ICLR-F

Contacts

ICON plc
Investor Relations +1 888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Jonathan Curtain Vice President Corporate Finance & Investor Relations +353 1 291 2000
http://www.iconplc.com